Exhibit 99.3

NICE Actimize Recognized by Frost & Sullivan With 2018 Technology
Leadership Award for Enterprise Fraud Management

The growth partnership company stated that the ability to protect against a broad range of fraud is a clear differentiator for NICE Actimize

Hoboken, NJ, September 6, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management has announced that it is the recipient of the Frost & Sullivan 2018 Technology Leadership Award for Enterprise Fraud Management (EFM) in North America. Frost & Sullivan analysts awarded NICE Actimize the highest score in its category. For the Technology Leadership Award, Frost & Sullivan analysts independently evaluated two key factors — technology leverage and business impact — across ten benchmarking criteria.

According to Frost & Sullivan’s analysis of NICE Actimize, the company’s ability to protect against a broad range of fraud is a clear differentiator. The report noted that, “The company is a pioneer in EFM and has been securing real-time payments for over a decade. In the United States, NICE Actimize is working with Tier I financial services organizations (FSOs) to support ACH payments. It is also the trusted partner for fraud prevention for FSOs that are part of the Zelle network and banks that are currently working with The Clearing House. Adoption of NICE Actimize’s solutions by the leading FSOs to support next-generation payment scenarios underscores the effectiveness of its implementations.”

“By allowing customers to handle all aspects of fraud management, including detection, investigation, remediation, and reporting, NICE Actimize delivers improved results at lower costs,” said Vikrant Gandhi, Industry Director at Frost & Sullivan. “With its strong overall performance, NICE Actimize has earned the 2018 Frost & Sullivan Technology Leadership Award for Enterprise Fraud Management.”

According to Frost & Sullivan, “While newer market entrants that rely extensively on AI-based analytics are aggressively targeting the EFM market, the expertise garnered from years of fraud management work, combined with the expert features and predictive variables collected over a period of time, enables NICE Actimize to deliver improved fraud detection rates for FSO customers.” Additionally, the report said, “NICE Actimize’s recently introduced Autonomous Financial Crime capabilities, which incorporate AI and robotic automation into NICE Actimize solutions, allow increased detection, reduced noise, and industry-leading automation of many previously manual routine tasks.”

“We appreciate Frost & Sullivan’s extensive research into the enterprise fraud marketplace and we thank them for identifying NICE Actimize as the industry leader in technology and innovation,” said Joe Friscia, President, NICE Actimize. “With innovation among the evaluation metrics prized by Frost & Sullivan, this accolade is all the more valuable. We have had an amazing year, with the introduction of ActimizeWatch, ActOne case management, and, of course, our Autonomous Financial Crime Management, and we are pleased to have these advancements acknowledged in its reporting.”

To download a full copy of the Frost & Sullivan profile on NICE Actimize and its EFM expertise, please click here.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best-in-class positions in growth, innovation, and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation, and implementation of powerful growth strategies. Frost & Sullivan leverages more than 50 years of experience in partnering with Global 1000 companies, emerging businesses, and the investment community from 45 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

Additional NICE Actimize resources in financial crime and markets surveillance:
•	For NICE Actimize Autonomous Financial Crime Management (AFCM), click here.
•	For NICE Actimize Enterprise Fraud and Investigation Management, click here.
•	For NICE Actimize ActOne case management, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.